Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Fund.
Accordingly, the following amounts have been reclassified for July 31, 2008. Net assets of the Fund were unaffected by the reclassifications.


                                                Reduction            Reduction
                                           to Accumulated       to Accumulated
                                           Net Investment    Net Realized Loss
                                                   Income       on Investments
                                -----------------------------------------------
                                               $6,075,517           $6,075,517

The tax character of distributions paid during the years ended July 31, 2008 and July 31, 2007 was as follows:

                                              Year Ended             Year Ended
                                           July 31, 2008          July 31, 2007
Distributions paid from:
Exempt-interest dividends                  $ 121,182,358          $ 101,287,185
Ordinary income                                  414,277                208,930
                                           ------------------------------------
Total                                       $121,596,635           $101,496,115